EXHIBIT 99.1

Ero Copper Publishes 2022 Sustainability Report

VANCOUVER, British Columbia, Aug. 02, 2023 (GLOBE NEWSWIRE) -- Ero Copper Corp. (TSX: ERO, NYSE: ERO) (“Ero” or the “Company”) is pleased to announce the publication of its 2022 Sustainability Report (the “Report”). This Report provides an update on the Company’s strategy, practices, performance and management approach to key environmental, social and governance (“ESG”) topics. The Report is available on the Sustainability section of Ero’s website (www.erocopper.com).

“Our 2022 Sustainability Report highlights the Company’s commitment to creating value for all stakeholders through responsible mining and corporate citizenship,” said David Strang, Ero’s Chief Executive Officer. “As the global decarbonization movement gains momentum and stakeholder interests converge, we firmly believe that upholding strong ESG principles and performance will translate into positive financial outcomes.

“We take immense pride in our position in the evolving copper supply landscape, where carbon-intensity of production is emerging as a defining factor. Consumers’ growing preference for low-carbon goods, as well as the implementation of government policies and cross-border carbon taxes aimed at reducing greenhouse gas emissions, are driving this stratification. With approximately 85% of Brazil’s power sourced from renewable energy, we are proud to produce some of the lowest carbon-intensity copper globally and look forward to expanding our contributions to the green economy with the addition of the Tucumã Project.

“Our commitment to sustainability extends beyond reduction of greenhouse gas emissions. At our Caraíba Operations, we have made notable progress in aligning with the Mining Association of Canada’s Towards Sustainable Mining standard. Additionally, we have made significant strides in (i) improving access to healthcare, (ii) providing support for the mental health of our workforce, (iii) enhancing the diversity of our workforce, and (iv) aligning with the Task Force on Climate-related Financial Disclosures.

“At Ero, we understand that sustainable practices are not only an ethical responsibility but also a catalyst for long-term success. We are resolute in our dedication to maintaining high ESG standards as we pursue a more sustainable future for all.”

2022 ESG HIGHLIGHTS

  Advanced the Company’s alignment with the recommendations of the Task Force on Climate-related Financial Disclosures, including completion of a transition risk scenario analysis
  Advanced alignment of the Caraíba Operations with the Mining Association of Canada’s Towards Sustainable Mining standard, including the completion of a self- assessment
  Advanced a $4.5 million investment in a local hospital clinic expansion project that will serve approximately 70,000 people near the Caraíba Operations
  Provided in excess of 7.5 million cubic meters of water to the communities and farmers near the Caraíba Operations
  Achieved a consolidated process water recycling rate of 91%
  Hired an occupational psychologist to support behavioral safety across the Company’s operations
  At the Caraíba Operations, awarded the Incredible Places to Work Award from Universo Online and the Fundação Instituto de Administração (“FIA”), honouring Brazilian companies with high employee satisfaction

ABOUT ERO COPPER CORP

Ero is a high-margin, high-growth, low carbon-intensity copper producer with operations in Brazil and corporate headquarters in Vancouver, B.C. The Company’s primary asset is a 99.6% interest in the Brazilian copper mining company, Mineração Caraíba S.A. (“MCSA”), 100% owner of the Company’s Caraíba Operations (formerly known as the MCSA Mining Complex), which are located in the Curaçá Valley, Bahia State, Brazil and include the Pilar and Vermelhos underground mines and the Surubim open pit mine, and the Tucumã Project (formerly known as Boa Esperança), an IOCG-type copper project located in Pará, Brazil. The Company also owns 97.6% of NX Gold S.A. (“NX Gold”) which owns the Xavantina Operations (formerly known as the NX Gold Mine), comprised of an operating gold and silver mine located in Mato Grosso, Brazil. Additional information on the Company and its operations, including technical reports on the Caraíba Operations, Xavantina Operations and Tucumã Project, can be found on the Company’s website (www.erocopper.com), on SEDAR (www.sedar.com), and on EDGAR (www.sec.gov). The Company’s shares are publicly traded on the Toronto Stock Exchange and the New York Stock Exchange under the symbol “ERO”.

FOR MORE INFORMATION, PLEASE CONTACT

Courtney Lynn, VP, Corporate Development & Investor Relations (604) 335-7504

info@erocopper.com

CAUTION REGARDING FORWARD LOOKING INFORMATION AND STATEMENTS

This press release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation (collectively, “forward-looking statements”). Forward-looking statements include statements that use forward-looking terminology such as “may”, “could”, “would”, “will”, “should”, “intend”, “target”, “plan”, “expect”, “budget”, “estimate”, “forecast”, “schedule”, “anticipate”, “believe”, “continue”, “potential”, “view” or the negative or grammatical variation thereof or other variations thereof or comparable terminology. Forward-looking statements may include, but are not limited to, statements with respect to the Company’s ongoing sustainability efforts, including but not limited to the expected benefit or effectiveness of any given program, the Company’s successful execution of its 2023 sustainability goals, the Company’s plans for future alignment with the recommendations of the Task Force on Climate-related Financial Disclosures, the Company’s plans for future alignment with Towards Sustainable Mining, the Company’s ability to reduce greenhouse gases and its carbon footprint, and the Company’s plans for continuation of environmental remediation efforts and social programs.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual results, actions, events, conditions, performance or achievements to materially differ from those expressed or implied by the forward-looking statements, including, without limitation, risks discussed in this press release and in the Company’s Annual Information Form for the year ended December 31, 2022 and dated March 7, 2023 (the “AIF”) under the heading “Risk Factors”. The risks discussed in this press release and in the AIF are not exhaustive of the factors that may affect any of the Company’s forward-looking statements. Although the Company has attempted to identify important factors that could cause actual results, actions, events, conditions, performance or achievements to differ materially from those contained in forward-looking statements, there may be other factors that cause results, actions, events, conditions, performance or achievements to differ from those anticipated, estimated or intended.

Forward-looking statements are not a guarantee of future performance. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements involve statements about the future and are inherently uncertain, and the Company’s actual results, achievements or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to herein and in the AIF under the heading “Risk Factors”.

The Company’s forward-looking statements are based on the assumptions, beliefs, expectations and opinions of management on the date the statements are made, many of which may be difficult to predict and beyond the Company’s control. In connection with the forward-looking statements contained in this press release and in the AIF, the Company has made certain assumptions about, among other things: continued effectiveness of the measures taken by the Company to mitigate the possible impact of COVID-19 on its workforce and operations; favourable equity and debt capital markets; the ability to raise any necessary additional capital on reasonable terms to advance the production, development and exploration of the Company’s properties and assets; future prices of copper, gold and other metal prices; the timing and results of exploration and drilling programs; the accuracy of any mineral reserve and mineral resource estimates; the geology of the Caraíba Operations, the Xavantina Operations and the Tucumã Project being as described in the respective technical report for each property; production costs; the accuracy of budgeted exploration, development and construction costs and expenditures; the price of other commodities such as fuel; future currency exchange rates and interest rates; operating conditions being favourable such that the Company is able to operate in a safe, efficient and effective manner; work force continuing to remain healthy in the face of prevailing epidemics, pandemics or other health risks (including COVID-19), political and regulatory stability; the receipt of governmental, regulatory and third party approvals, licenses and permits on favourable terms; obtaining required renewals for existing approvals, licenses and permits on favourable terms; requirements under applicable laws; sustained labour stability; stability in financial and capital goods markets; availability of equipment; positive relations with local groups and the Company’s ability to meet its obligations under its agreements with such groups; and satisfying the terms and conditions of the Company’s current loan arrangements. Although the Company believes that the assumptions inherent in forward-looking statements are reasonable as of the date of this press release, these assumptions are subject to significant business, social, economic, political, regulatory, competitive and other risks and uncertainties, contingencies and other factors that could cause actual actions, events, conditions, results, performance or achievements to be materially different from those projected in the forward-looking statements. The Company cautions that the foregoing list of assumptions is not exhaustive. Other events or circumstances could cause actual results to differ materially from those estimated or projected and expressed in, or implied by, the forward-looking statements contained in this press release. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Forward-looking statements contained herein are made as of the date of this press release and the Company disclaims any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or results or otherwise, except as and to the extent required by applicable securities laws.